UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 23, 2007**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	37-0602744
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	61629
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

* *

Item 7.01. Regulation FD Disclosure.

The following information, including the exhibit described below, shall not be deemed "filed" hereunder for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On April 23, 2007, Caterpillar Inc. held an analyst meeting at bauma 2007 to showcase its machines, engines and customer solutions. A copy of the meeting transcript is attached and furnished as Exhibit 99.1 to this Form 8-K report and is incorporated herein by reference. The furnishing of the transcript is not intended to constitute a representation that such furnishing is required by Regulation FD or that the transcript includes material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

Item 9.01 Financial Statements and Exhibits.

     (c)   Exhibits:

          99.1   April 23, 2007 bauma Trade Show Transcript

* *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

April 24, 2007   By: */s/James B. Buda*
                                      James B. Buda
                                      Vice President

EXHIBIT 99.1

Conference Call Transcript

CAT - Caterpillar Inc. Analyst Day

Event Date/Time: Apr. 23. 2007 / 9:30AM ET

CORPORATE PARTICIPANTS

Mike DeWalt
Caterpillar, Inc. - Director, IR

Jim Owens
Caterpillar, Inc. - Chairman and CEO

PRESENTATION

Mike DeWalt *- Caterpillar, Inc. - Director, IR*

Okay, before we get started, just a couple of things. First item for us is safety. As you look around the room, be careful, there's a cord on the floor up here taped down, so if you run up here to attack one of us, don't trip over the cord. And the exits, there are two, there's an exit right out there, and then one in the back room. And we certainly have people that can help revive you if we have any kind of medical problem.

So, with the safety bit out of the way, thanks everybody for coming to our 2007 Analyst Conference at bauma. I realize for a lot of you this is the middle of earnings season, and I appreciate you coming. Today, when you picked up your little badge out front, attached to it was a little memory stick. And on the memory stick is today's presentation, our PDF of our Annual Report, our Sustainability Report, the first quarter release, and another document that kind of outlines our global footprint. So, we thought that was an easy way to hand out the latest version of everything to you.

This morning, our speaker is our Chairman and CEO, Jim Owens, and I think most all of you know Jim. And before Jim comes up, I'll just do one last thing and that is the Safe Harbor. A lot of what we're going to talk about or Jim is going to talk about today is forward-looking. It involves estimates and -- we think it will probably be like this, but realize that our Safe Harbor was filed February 23rd with our K. And without further ado, Jim?

Jim Owens *- Caterpillar, Inc. - Chairman and CEO*

Thank you, Michael, and I'll extend a good afternoon to all of you live and in person here, and good morning to those of you who are listening in to our webcast in New York. Again, thank you for those of you that are here for making the journey. I hope you had a little bit of time to peruse the exhibits.

I had a pretty extensive tour of our show this morning. I must say we're pretty proud of it as you might expect. A few hundred people worked on it for a few months. And the other thing I think -- we'll talk a little bit more about the outlook of course and those kind of things. But just being back in Europe and the European theater, and hanging out with a few of our customers and dealers from this part of the world. It kind feels like the United States in 2004 in terms of exuberance about business opportunities. This goes back to globalization, being a global player and managing accordingly.

Our story today is a very positive one. As you know, we released our results on Friday. Very solid first quarter, I think, despite as we advanced, communicated, and anticipated, very severe downturns in US on-highway, truck engines and softness in US construction in general, certainly lead by housing, but construction in general is way down. And despite that, we delivered I think, a very solid first quarter. We can talk a little more about that. I know you had an opportunity to talk to Mike and Doug about that on Friday, but any follow-ups you had there.

We expect 2007 to be another record year for us, our fifth consecutive year of very solid growth, our fourth consecutive year of record sales and profitability. More importantly, and one of the things I want to spend time talking about today; we think global economic trends support legs for the kind of economic recovery we've seen since '03. This doesn't feel like the end of the journey, and we'll talk more about that.

And finally, I think Caterpillar is well positioned, and we've certainly articulated I think a very clear strategy, laid out the goals, involved our supply chain of suppliers and [our] dealers engaging with us in delivering that. We've got very definitive goals laid out for 2010 including $50 billion plus in sales, including 15% to 20% per annum growth in earnings coming off of an '05 record year. And I will tell you, I'm confident we can deliver that.

So, those are the main messages, takeaways -- we'll come back to the end, but I hope will stay with you. Today, I'm going to spend some time talking about Caterpillar, and most of you who know us really well, this will be a little bit redundant, but I'll cover it briefly anyway. The breadth and diversity of the company, how we're doing financially, and our expectations for '07, our view of this world economy and the key industries we serve, and an update on our Vision 2020 strategy -- kind of where we are, and where we go with that.

What we mean by our breadth and diversity certainly is both product and in markets that we serve, the geographic footprint, and the continued growth in diversified services which we talked to you a little bit about before. As you know in terms of -- as you walk around the show, you can't help but be impressed with the global nature of our business. I think they're 29 different countries that are showing products here. And you don't even see the full competitive range that you would see in the United States or in Asia, but just in your theater.

Certainly it's global and intensely competitive, but no competitor has anything close to the breadth of the product lineup that we have. Over 300 models, [like going] everything from your basic lawn and garden skid steer, and mini excavator, all the way up to 400 ton mining production trucks, and pretty much everything in between. Our end markets, we again touch them all from back yard site preparation, to large production mining, to forestry waste and of course infrastructure and the things we've been know for for a long time.

On the engine side, which sometimes gets less recognition than our machine side of our house, again we have a very strong and comprehensive product line. Going from sort of 40 to 60 horsepower small engines that go into our compact construction equipment, all the way up through blue water ocean [going] marine MaK engines, and our gas turbine lines from 1500 to 22000 horsepower.

In almost every case, we're the leader in market segments that we serve. Electric power. We are the third biggest kilowatt producer after GE and Siemens. We are going to make a lot of small ones, most of you know that, certainly in our captive machines and in other industrial applications. In the oil and gas segment, for both precipitating engines and turbines, we are far away the global leader in that business in our size class range, and in global marine, we are the leader in our size class range.

On-highway truck segment in the US, most of you know that story. In terms of geographic diversity, we've got the broadest footprint in our industry. About 95,000 employees now worldwide, 278 manufacturing and logistics facilities, 40 countries, six continents, we are a big net exporter from the United States, but of course, we import and export virtually everywhere.

A big -- if you look at our pie chart on sales, North America constitutes 52% and if you strip out Canada, which is very strong, we are down to about 46% in the United States. But, it's a changing mix and the rest of the world is increasingly important. In terms of CAT dealers now, 182 of them worldwide, over 3000 branches, a very strong rental store network, you'll see a lot of that again in our display.

And what's going on here in Germany is reflective of what's going on globally. They have well over 100,000 employees, and are integral part of our value chain. This diversified services piece we talked about. And the reason I wanted to kind of call it to your attention and highlight it a little more is, it has a different characteristic in terms of how it responds to economic cycles than the capital goods side of our business.

And in this, we have tried to characterize everything that's in this category, including Caterpillar aftermarket parts, Solar Services, our Cat Financial, Cat Logistics, Cat Reman, and Progress Rail service divisions, which you know about. But, we have a conscious strategy to grow this. It is part of an earnings stability, but it's also very attractive earnings growth that fully meets shareholder expectations.

We were about 14 billion in total with this in 2006. This year, it will be up to 16 billion, and we have a good line of sight to $20 billion plus with these service businesses by the year 2010. And keep in mind, that's the size of the company in 2002. So, that's I think pretty substantial.

Now, looking at the world economy, 2010, just the size of the world, North America and Australia account for about 34% of the world. In terms of real GDP growth, U.S., Canada, and Australia look to be below trend levels of growth in '07, with the U.S. far and away the weakest of those three, and we have lowered our expectations in the U.S. to about 2% real growth this year.

Europe and Japan on the other hand are doing better, substantially better I think than [the case] of the US, and their growth will be above their ten-year trends. And the emerging markets continue to be very strong, heavily driven by extremely good liquidity, low interest rates, good balance sheets, and a very strong investment climate in the emerging markets of the world. As you can see, our estimated GDP growth, we are at about 3.5% on the year, slowing a little bit from the year before.

But, keep in mind that the '04 to '06 period, keep reminding the [President] of this, [we] didn't get much credit, but those were the best three years of global GDP growth since World War II, which has a lot to do with the commodity cycles that we have seen. And I am going to come back to is this [piece], and I know some people are concerned about this very strong period of growth, means we must be at the end of the cycle. I don't think that's the case. But, that's where we are.

Now, first quarter, this is a story, again you know, our sales in North America, again not too surprising from what we were looking at, we are off 10%. If you actually net out Progress Rail, which we didn't have a year ago, it would have been off 18% in North America. And that was fully offset by very strong growth in the Europe, Africa and Middle East region, we are currently inhabiting. Strong growth in Latin America and in the Asia-Pacific theater.

So, a very robust growth on a global scale with many products continuing to be effectively on allocation and sold out for the year. And we are still working very hard to -- this is a little -- we'll get a little schizophrenic this year because we have some products that have dropped substantially, and we are working hard to manage the dealer inventories down, and other products that are essentially sold out for the year. So, that's the dynamics we are dealing with.

First quarter sales and revenues, just over $10 billion, up 7%; profit per share up $1.23. As you know, profit after tax is actually down slightly, but with the reduced number of shares outstanding, we had a gain in earnings per share. So, from a management perspective and I am sure Mike and Doug conveyed this to you on Friday, when we first discussed it, I would call the first quarter a very satisfying one.

We knew we had some challenges to manage through, and that will -- absolutely cataclysmic drop in the on-highway truck engines, from essentially running to meet customer requirements by the way, seven days a week, 24 hours a day in the fourth quarter, to virtually no units produced for on-highway segment in January and February, and a big shift in gears to ramp up now with the new engine.

So, some pretty heroic things there, and then of course, a pretty solid meltdown in housing related markets, but a very satisfying quarter. And you know the industries that were strong, continuing very strong on a global scale, mining, oil and gas, large infrastructure projects. I would say construction outside of North America, marine engines almost across the full spectrum of products and distributed power, and again, in most cases on product allocation.

Weaker industries, the on-highway truck engine business, we think it will be relatively weak, not only for the first half but for the whole year, much stronger second half than first, and US construction in general. So, the housing piece is spilling over into other sectors somewhat. In terms of our full year outlook, we increased it modestly, now looking for sales in the 42 to 44 range, a little depends if the dollar stays weak or weakens, certainly we'll be at the higher end of that range, and that is somewhat capacity constrained for a number of products. In the earnings outlook, we increased it by about $0.10 from where we were.

Overall, in terms of how the outlook has changed, certainly our perceptions of the US economy have weakened significantly as this year has unfolded, including GDP growth, housing starts, number of on-highway trucks sold, et cetera. At the same time, and as a flip side of that, our expectations for the rest of the world have improved significantly. And commodity markets real growth seems to be very robust, particularly in the EAME and Asian theaters, and even Latin America is doing exceptionally well.

This chart doesn't mean much, I just like to throw it up because it's fairly impressive. We are coming off of again a tremendous run, kind of unprecedented in the history of our company. For most every model now, we have doubled or tripled production inside of a four year timeframe. Severely distressed I would say, our global capacity and particularly our supplier infrastructure capacity, where infrastructure suppliers supply our -- which we are working very hard to improve, and we have stepped up our investments quite a bit as most of you know.

Our CapEx has been 1.6 billion last year, it would be about 1.8 this year, as we are adding significant capacity, and we are working hand and glove with suppliers to be sure that they are following suite. They have probably invested as much or more than we have. And we don't know exactly how much they have invested, but I guess the answer is they haven't invested quite enough yet, because we still need more than they can give us at the moment. But, we are working that patch very hard and that's a key to our growth in the near-term future.

In terms of -- I know some of you like to reflect on this, but it always amuses me, in terms of how we have done relative to our competitors per capital in the last few years; if you look at earnings per share growth, which I -- seems to me as kind of a relevant metric, we have outperformed the S&P 500 for five, ten, 20 years looking back.

And I know history doesn't matter for much, but it's kind of important in thinking about valuations to me. This one sort of bothers me a little bit, relative to our peer group, which I know is a wonderful group of companies, but it just seems somehow outlined what our valuation would be at this level relative to peers. We tend to know these group of companies pretty well. Good lot that they are, it's still just kind of -- since we have a lot of work to do in explaining our case, I will be happy to take your suggestions on how to make that better.

Didn't want to get stuck on this chart. Back to the more happy subject, priorities for use of cash. We talked about this a lot in the past, but I think one of the keys to shareholder value is deployment of cash. And in our case, we have gotten increasingly rigorous on improving new investments both for products or acquisitions or new facilities. And essentially, we know our shareholder base wants us to invest money where we have good growth opportunities that fully meets their expectations.

We look for -- in our discounted cash flow model, internal rates of return of 15% for new investments, with our leverage ratio translates to considerably better than 20% return on equity which is another key metric. But, we look to fund the growth opportunities as identified by our business units, and as ideas come to us, and we review and evaluate them centrally. And we have, I think a good portfolio of opportunities to pursue.

We also fund our pension benefit plans. I think we keep them appropriately funded. Last year, we had to put about 400 million in. We are down to the point where they have very little cash need. So, wherein three years ago, there was a fair bit of cash going to bring our benefit plans to the funded level we felt appropriate, that mission is largely accomplished and we will take very little cash for the next several years.

Dividend growth, we have a defined policy, 25% to 35% of earnings, over the cycle that we try to keep our dividend payout range in. And we also make an attempt to raise dividends annually, subject of course to Board approval, and we think that's important for our investors to know. And finally, we use the residual to keep the company what I would call, optimally leveraged.

We like to be in the 35% to 45% [breadth] debt plus equity range. And we will use the residuals, if we are not using it for growth and acquisitions, we will use it to buy down shares and maintain that kind of leverage ratio. I think we have done a pretty good job of that. If you look at last year, potentially pre-benefit funding, we had about $5 billion in free cash flow last year. As I said, about $400 million that went to additional funding for benefit plan.

We spent 1.6 billion in round numbers, last year in CapEx. Acquired Progress Rail, a combination of stock and cash, but we then went and bought those shares back, so we actually reduced the number of shares outstanding last year. We actually purchased 45.6 million shares last year. We increased our dividend again last year by 20%. And all of the time, of course, I should have thrown into my uses of the cash statement, we are focused on maintaining our A Credit Rating, A-1, B-1, A Rating, and we are well within all parameters to do that.

And we announced at the beginning of the first quarter that we plan to buy back another $7.5 billion worth of stock. We completed 18 months early our last authorization from the Board to reduce the number of shares outstanding to 640 million shares. So, that was completed this month. So, end of new tranche. But for a lot of companies that announce and don't deliver, like a lot of other things, we announce, we do deliver.

In terms of looking forward, I wanted to spend just a minute on the economic backdrop and why we think things might be a little bit better and then on our Vision 2020, just a quick update there. First of all, I think there is a very positive environment for the types of products and services that we provide and that the global economy needs. It is still a prolonged period, particularly if you looked at the European, African, Middle East theater of underinvestment.

In the case of Asia, it's new investment required to support the growth rates. But, in capital goods and in infrastructure, there has been a very prolonged period of underinvestment. Low inflation, basically pretty well established on a global scale now, including in almost all of the emerging markets. The emerging market -- there is low interest rates on the long-term scale of things, essentially on a global scale. In fact, there's virtually no risk premium out there today, and some of that probably needs to come back into the market.

The emerging market as a group -- collectively their balance sheet's in excellent shape. In many cases, they have substantial reserves in a building. And they have low inflation rates and low interest rates in most cases. And they are beginning to invest substantially in their infrastructure with a lot more to be done. There are some very significant trade imbalances in the world, notably the US trade deficit to China's trade surplus, potential turbulence in currency markets.

At least my view, the euro is somewhat overvalued at this point vis-a-vis the dollar, and most of the Asian currencies are significantly undervalued vis-a-vis the US dollar. The good thing for Caterpillar is with our global footprint and a definitive strategy focused on neutralizing currency fluctuations, we are very well positioned to manage through currency turbulence. Our focus is on being the best least cost producer, or the very price sensitive [models] in each hemisphere.

So, we look at the world as euro zone, dollar zone, yen/renminbi zone. And if you are the least cost producer of the high volume price sensitive things in each of those zones, you make money the old fashioned way, and I think that's how we are positioning Caterpillar. If you look at the world, maybe this is a stretch for some of you, we can talk about it in a lot more depth, but if you look back at the '90s and the period through 2006, that would be the first two bars, that's the last 15 years, if you will.

And then, where it looks like and where we are projecting real GDP growth will be in sort of the 15 years going forward, you will see that we are looking at real growth rates of about 3.5%. Doesn't sound huge, but 3.5% versus 3% on a global scale has fairly profound implications for the kinds of businesses that we are in, and for global resource related industries.

As you can see, we would look for North American growth to average something on the order of 3.2% in that period ahead after a little bit of slowing right now. EAME to be back up to closer to 3% in the near-term future, but averaging closer to 2.8%. Even with some slowing in growth in some of the emerging markets, Latin America, Asia-Pacific, they are now up to enough in terms of critical mass and size, but they have a much bigger weighting on global GDP growth and on commodity usage, et cetera. And Japan, slower but a pretty solid rate of growth also. I think that has profound implications for global energy consumption and global commodity markets in general.

Now, another thing a lot of people worried about, just as you think about this cycle coming to an end, because we have had some significant corrections in commodity markets, they moved both ways by the way in the last few months, but what we tried to do is estimate what's the threshold for which new investment doesn't come to the market? For oil and gas, we think as long as oil prices stay above $40 a barrel, there's a lot of new investment continuing to flow to development of that natural resource base.

Coal, $41; natural gas, $4; copper, which is a pretty good surrogate for potentially all hard rock metals, around $1.10. So as you can see, we can still have quite a bit of fluctuation and correction in commodity markets, and still continue to drive some pretty good investment, long-term investment in these core natural resource development industries, again coming off of a period of very prolonged underinvestment in most cases.

And in this cycle, even with slowing cycle in the U.S., very little inventory of most of these commodities. So overall, we think there is a very, very strong investment climate that's underpinning our industries. Favorable commodity prices, strong corporate profits, very reasonable interest rates, past underinvestment, very strong cash flows on the part of our customer base, certainly oil and gas, mining, with quarries construction in general, it looks very strong. So, very, very favorable investment climate, as we look at the world in 2007.

Now, on strategy, many of you who heard my discussion in New York when we rolled this out in the fall of 2005. We spent considerable time [I did] a couple of years with the strategic planning group thinking about where we are, where we want to go. Starting with a very -- and starting with the bottom and the top, starting with our worldwide code of conduct, which we completely rewrote and revitalized into our values and actions, which really is a statement of the way we want to run the company on a value basis, but integrity, excellence, team work, commitment and really setting out those kinds of expectations for people across our enterprise, and communicating those very strongly.

Flipping to the top of the chart to a vision that staked out very clearly what industries we want to serve, with what types of product, with what types of product technology, leadership, and with what kind of result in terms of market leadership on a global scale that we expect to derive by the year 2020. To give our organization a clear benchmark, but where is the beacon, what are we sailing to here?

That, followed by our strategic profile that really lays out, if you will, what gives us the unique competitive advantage? We are not really interested in being in commoditized markets, that you can't even get a price premium for value that you deliver to customers. So, we want to sell to discriminating customers, we want to sell differentiated superior products and services that are in most cases bundled. And that's clearly spelled out in our strategic profile, which was designed to be an empowering document for our business units.

We are still very much a business unit driven culture, 23 autonomous business units headed up by Vice Presidents, who we expect to act as CEOs of their own business. And we expect to pursue with bigger growth opportunities, and to drive the kind of profitability we are looking for.

That was followed by strategic goals, very precisely stated, with good Six Sigma rigor, measurable and cascadable to each of the business units, where the action and the work gets done. And followed by a set of critical success factors, what has to happen to enable these strategic goals to be realized. Again, clear metrics, clearly cascadable to the entire organization so everybody knows exactly what they have to do.

A few areas for strategic improvement, meaning things that we need to do horizontally across all of our business units to fully realize our aspirations, and that we need terrific alignment on. And this process -- in fact, I ran into a guy the other day he said you must be pretty proud of what you have been able to achieve Caterpillar. I said why.

He said well, everybody I talked to, be it a Caterpillar dealer, a Caterpillar supplier or any of your [clients], and this is a guy who tests a lot of our, speaks the same language, when he talks about your strategies, when he talks about the metrics and what he is trying to get done. And I have never seen in 30 years of working on this industry any company had that kind of alignment and commonness of purposes. And I think, that is really a key to the kind of the success we are trying to drive.

And simple, and I think elegant as you'll see it this is profound change at Caterpillar. This is not a flip of switch and get it done, this is a pretty profound change that will yield a dramatically better company by the time we are done. Our focus right now certainly is, once we have got through this rollout cascade process and alignment process, is very definitive work plans to accomplish these goals.

But our focus on execution, if you will -- and I know some of you have commented on our lack of execution in some of our plants, particularly as we have gone through this tremendous ramp up, which has been a terrific opportunity. We have to focus on and get right this safety, quality and velocity piece, and it really is tied into the CAT production system, which we created a whole division last year to work on.

That full year of work and hiring a lot of talented people from the outside to work with our team, benchmarking against every best-in-class company in this space that we could find, yielded a pretty clearly stated recipe book by the end of the year, that we're hell bent for leather to get rolled out and implemented with great vigor across 278 manufacturing facilities. And trust me, at Caterpillar, when we say we are going to get something done, we get it done, and we get it done well.

I won't bore you with all this. This is kind of -- the only thing I wanted to say is, the goals were -- that were laid out, we had very definitive cascadable and measurable metrics that we could track down to the Vice President [to] department level. We have very clear goals for 2010, exactly what we wanted to put out, and we have given you these numbers before. And we are tracking our progress, and we are measuring everybody's performance on the balance scorecard across this set of metrics. And so, there is no lack of clarity as to what we are about in terms of achieving.

I want to just show you one, I'll show the safety critical success factor, and how we have done on that. When we actually first started looking at it back in 2000, we realized that we had a track record that was undistinguished to say the least, in fact embarrassing. And in '01, we launched the Six Sigma project [on it], but since that time, we have improved our lost time days by 86%.

We have got seven or eight facilities today, which are not - haven't come to anywhere near as far as we would like. When we get those right, we'll be mentioned in the same breath with Alcoa and Dupont and other companies, who have achieved exceptional distinction in the way they run their facilities. And for us, it's a big part of our value and our manufacturing organization understands that condition of employment is getting it right, and it's important.

And it drives also a lot of thinking about process discipline, because you don't get it right by accident. You don't drive your injuries down to zero by not managing your operations well. And you are going to see the same kind of improvements in quality and in turns, because our goals are very ambitious.

Our quality goal, to be clear, in the beginning is to cut the number of repairs, [inaudible] repair frequency in half. And if we translated that into dollars and cents, then you'll cut the warranty to sales ratio in half by 2010. That's a level never ever seen in our industry, and it will help us in multiple ways, starting with the $600 million or $700 million a year and less warranty expense will be paid. But that's only the tip of the iceberg in terms of the customer satisfaction, and in terms of market share that will come with it.

The CAT production system really addresses -- the good thing about it, as we have stated out, it does address the people, quality, velocity, and cost. So, you will hear Caterpillar talking about PQVC. You won't go anywhere in our operations if you won't hear a lot about this in the CAT production system. We are focused, for example, the software side of things, people engagement.

We fully believe, to get it right, we have to have extraordinarily high levels of engagements and we are looking for levels of our engagement that used to be off the charts even for [salary] management employees. We want them involved in being part of our success and we accept the expectation for management and we want to [inaudible] and we are making spectacular progress on that score in many of our facilities.

We have improved -- we are already off the charts on the high side of engagement, but now we keep raising the bar of those expectations. I just showed you the charts on safety. We have made a lot of progress, but we still got a ways to go before we get to -- and we won't be satisfied until we are at the same level the best-in-class companies are. Dealer repair frequency, quite frankly, we have plateaued to high frustration. We -- our actually warranty numbers have not gone up, and warranty sales are actually down slightly.

We've got too many problems that cause us reputation issues. It also cost us a lot of money. We have emphasized and stressed with our plants, don't ship it if it's -- if you found a quality problem. We have put in a lot of pre-delivery inspections to work on that, we have put in pre-delivery inspections at dealers.

In fact, our numbers down very early, our reliability [are] improving dramatically, but it will take some time to work all the way through to the longer term whole warranty cycle, mean dealer repair frequency, getting to levels we want. But, the goal is 2010, and the numbers cut it in half, and that's the levels we have never been to before. And I will stand here now and say, I am confident that the Caterpillar team will get that done. And it will be very rewarding for our customers first and foremost, our dealers will love it too, but it will also be very good for our shareholders.

On velocity, we are looking -- we are actually fundamentally changing our business model, we have talked a lot about and its maybe worried some people this year, we wanted to manage dealer inventories down this year, focus being really North America. Most dealers don't feel they have excess inventory.

In fact, in terms of monthly sales on hand, they don't. But, we set out in the beginning of the year to take $1 billion out of that inventory. And we are beginning to move off of the old automotive model of build it, ship it, put it in dealer inventory, and they sell it from inventory; to a channel strategy that has selected models defined, maybe kept in our inventory, shipped on very short notice to dealers, so they don't have to inventory those models or much smaller levels of inventory, and then more purpose built, taking somewhat longer, and then very purpose build taking longer yet. That [lane] strategy is coming into effect, as is our CAT production system rolling out across all of our plants.

We had more inventory, work-in-process inventory at the end of the first quarter because of a lot of supply-chain disruptions, because of an absolute determination on our part to do the pre-delivery inspections and to not ship before it's time. If it incurred a little cost in the short-term, I am okay with that, because we are in business for the long-term. And we are going to delight our customers.

The long-standing slogan around here is, you buy iron, you get the company. We won't let them down. And we have it -- it has cost us some money, because we responded with getting our volumes up dramatically in a short period of time. Inventory turns, we look for this process to improve them by about 40%. That's more than it sounds like, because work-in-process inventory turns improved dramatically, more than that, but that includes parts inventories and more finished goods inventory that we plan to hold in this transformation.

So, you need to look that whole equation. And we think labor productivity will improve by 20% and I think that's probably an understatement of what we would be able to deliver, in addition to higher capacity out of the existing footprint, as we roll out the CAT production system over the next three years. I fully expect this to be a three-year journey. We have the recipe, we worked very hard on the recipe, and getting everybody educated about the past and what we have to do, and by the end of 2006, that mission was accomplished.

We have done debating, we are into implementing. And you are going to see a steely eyed focus on getting it implemented across every division over a three-year period, and we've got incredible [buy-ins] for that with our executive ranks. More than anything else, this gives me confidence, almost regardless of volume, we will deliver 15% to 20% earnings per share growth to 2010 off of our '05 base.

Other pieces of strategy, and emerging markets are critically important to us. I almost use China as a surrogate for the world, because China is very important, it's a huge market, and we've got a very small percentage of it now. And we are now defining that market as all the players including state-owned, even if they sale for 20% of 30% of our price, we are counting all our chickens here. It's a big market, we need to be leader there long-term to realize our 2020 Vision.

We are creating a Caterpillar business model in that country, we've told our dealers now there is one dealership per province. We want local management, senior executive leadership, capacity for servicing our products on the ground, the same kind service you expect anywhere in the world they're stepping up to the plate. If they don't, we will find new representation, but we are going to be -- we are going to have exhaustive best-in-class -- world class coverage for the whole country.

We are stepping up our manufacturing investments, we are expanding our flagship Cat Xuzhou which is doing spectacularly well. We are building a brand new factory for world class wheel loaders, and we will probably put other wheel products into that facility as we move along.

We have an acquisition in our line of sight for this year that will expand our wheel loader capacity in countries. And we are adding capacity for components, because we will be vertically integrated there as we are in the rest of the world, and we are adding capacity for engines. We're either going to go Greenfield most likely, or with small acquisitions, but no big bang acquisitions in [engine] space.

And we are working on our services business; Cat Reman, Cat Logistics, and Cat Financial are all in place in the country. And again, it's back to that holistic, highly integrated business model that touches the customer throughout the lifecycle of the equipment. We are profitable in the country now, over $1 billion in sales last year, a 30% plus increase this year. And we are targeting more than double this sales level by 2010, and I am confident that's doable.

We are doing very similar things in India and China. In fact, in the Asian theater, several things are happening. We are in the process of doing our due diligence work now, with Shin CM for the acquisition of the majority ownership of SCM. That's going to take place almost in a very private equity like way. The joint venture itself about half of MHI's equity now, giving us majority ownership, so we'll start consolidating it. And then in five years that we'll buy the balance, and will be the sole owner.

That's the plan, and I think it's a very good one. It's been a very positive relationship with MHI. We expect to continue to have a positive relationship with them, but basically we are in the construction equipment business and they are not, and we need to integrate Japan into rest of Asia.

In India, you might know, we bought out our minority interest in our [inaudible] company there in Bangalore. We are expanding our capacity for engine production in Bangalore, we have a facility in Chennai, where we bought out licensee two years ago. So we have a large wheel loaders and trucks, off highway trucks, that we manufactured under license we're Caterpillarizing those. And we'll probably be splitting backhoe loader away from that soon to give us a small machine, as well as large machine capacity in India, and we are growing that.

We are expanding our -- and that will become Cat India, Cat Japan, Cat China, Cat Indonesia, [Naturale] has been there for a long time, we are expanding that presence and looking at another Asian country to expand our manufacturing presence in to give us the kind of Asian footprint we know is required for leadership.

We and Komatsu kind of bounce along as head-to-head leaders in that industry already. It's not like we are way behind, but we know there are a lot of competitors, particularly in the emerging India, China market, and we know we've got to be a leader on the ground with market share leadership to hit our Vision 2020 goal. So, we are positioning ourselves to that.

Same in Russia, we have a strong manufacturing presence in [inaudible] started out manufacturing components for exports to Russian Europe, we are in the position to expand that. We have got 15 dealers that have over 2000 employees on the ground. We have over 1000 in the CIS. A good leadership team on the ground and we are expanding our presence to be a leader. So, these three emerging markets India, China, and Russia are really key to the global leadership position we want to stake out. I am very pleased with where we are.

The other brick we don't talk about much, Brazil, we have been there for 55 years. We are the leader in that country already, manufacturing operations there are, I would consider, among the best in class worldwide that we have. That facility imports, exports, and does a spectacular job. So, we know how to do it, we know how to stay the course, and I can assure you that's our intent the world over. So, I see very significant increases in sales from a very low market share position, particularly in India, China, and Russia over the next decade or so, and it's starting right away.

In terms of growth, our 2010 goal [stakes out] 50 billion, we call it 50 plus. And again, I have emphasized strongly to our management leadership team the absolute level of sales, it's kind of the function where we are in the business cycle. I can see it certainly in the worst case scenario close to 45 and 50 plus on the high side, because there is a lot of growth and there will probably be an acquisition or two, at least SCM on top of this, and maybe SCM and a couple of other small ones. So, we don't need very much dollar growth.

The key to our near-term success is execution. We have been very, very clear about that. And regardless of where that top line sales growth is, we are looking to deliver earnings per share growth, which I think will be most interesting to you, in the 15% to 20% range, off of the record level that we had in 2005, which puts us kind of in the $8 to $10 a share range in the 2010 timeframe.

Again, knowing where we are, knowing the recipe we have laid out, knowing the commitment of the corporate leadership team I have on a global scale, I am confident we will deliver on the CAT production system and what we have laid out to deliver, and it we will yield results this good or better.

Takeaways from today, we expect a continued growth in the world economy, in fact if anything in the sort of decade ahead compared to decade past, it looks to us like real GDP growth about a half a point higher, which I would say is huge, and has huge implications for the industries we serve. Most of the industries we serve today are still very, very strong, if anything, capacity constrained in their growth, and this is really oil and gas, mining, marine, big infrastructure.

Our strategy is, as we have laid it out, I think is very comprehensive. The 2010 goals we have staked out are bold, but I think immanently achievable, and as we are now a year or so into it, I'm ever more convinced they are achievable. We are definitely focused on execution. I think you see from the safety chart what a large organization, when it makes up its mind to get something done can achieve.

I am confident we will see exactly the same pattern on quality and velocity. And delivering on this strategy is absolutely going to be rewarding, first and foremost to our customers, they are the reason for being, our employees, we are going to have a lot of fun getting there, and certainly to our investors.

So again, I enjoy talking to new recruits to our company, I think we are as well positioned with the comprehensive business model that we have as any company in any industry that I can think of, in the global economy to compete and win in the decade ahead. So, it's a terrific place to be. We are recruiting some very talented people to help us down this journey, and help us pursue growth from the solid platforms we are putting in place.

So, with that, I would be most happy to take your questions.

Unidentified Company Representative

I think we want to us microphones, because we're webcasting and we[inaudible].

Unidentified Audience Member

Hey Jim, just a question on your Asia strategy, it seems that with taking [inaudible] Shin Cat and Mitsubishi over-shuffling it somewhat. Can you tell us how sort of your thinking on this subject has evolved? And why now, why not, why didn't you do it before? Why are you doing what you are doing?

Jim Owens - *Caterpillar, Inc. - Chairman and CEO*

Well, yes, our Asian strategy really hasn't changed much. We have been working this thing for quite some time. We have been in China, in fact, interesting enough since '72. We were one of the first companies there. We have been steadily -- we get criticized sometimes for going too fast and sometimes we are not going fast enough, depending on which one of the security analysts we talk to. But we have been steadily building our dealer presence, our product support capability, but more importantly our manufacturing presence.

And early on, we sought majority ownership, in fact vast majority ownership or wholly owned subsidiaries, as opposed to joint ventures or 50/50 ventures. So, for example, CAT Xuzhou now we own I think 87% [sic 84.13%], and our new ventures are all wholly owned subsidiaries. We bought out our licensee and our joint venture partners in India. They are wholly owned subsidiaries. Indonesia, we own 80% and we may take that to 100%.

So, if Japan is sitting there at 50/50, and we are trying to integrate what's going on with the theater -- if you understand we are in this making money for Caterpillar shareholders, it doesn't work too well. So, we had a long discussion -- long discussion with MHI over the -- our desire to buy their position out, and only recently have they concluded that we were going to likely move more and more production away from Japan into rest of Asia and shrink that subsidiary, and now is a better time for them to sell it.

And by our buying it, we can integrate it more and it will keep our Shin CM, our Japanese CAT Japan, it will become a much stronger part of the fabric of our total Asia-Pacific equation because we own the majority of it. So, this has been a thoughtful process that we have been going through for a number of years. And once we kind of concluded to do it, it took a few years to convince Mitsubishi Heavy that it was a good idea. And now, -- then we had to bridge the valuation gap and we have gotten all that done. So I think, this is a continuation of the strategy that we have been working on for a long time.

Unidentified Audience Member

And just on China, and I guess Russia as well as, one of the few major markets were I guess for your dealers, while they are very strong, they are not going to sell a locally owned, and then I know there is I guess one Chinese owned dealer, but the rest of them are so do you think that --

Jim Owens - *Caterpillar, Inc. - Chairman and CEO*

All but one is ethnic Chinese.

Unidentified Audience Member

But, do you think it impedes -- so you don't think it impedes your progress in these areas in anyway, and you don't need more local ownership there?

Jim Owens - *Caterpillar, Inc. - Chairman and CEO*

I don't think so. What we stress with our dealers is that we want, with SCM, which is a joint venture company now, we are beginning to know all their distributors and they are really small companies scattered all over every province. And I guess in Nanjing, for example, where our dealer Lei Shing Hong opened the branch, because again we have been insisting major physical presence, flagship branch operations, product support capacity, and local senior executive management that can interface with provincial governor.

All of those things are in place, ethnic Chinese ownership. I think we will have far and away the strongest Caterpillar like business model distribution in the country. And we have told our dealers, if there is a province you don't want to represent fully and enthusiastically with investment in local people, then we are going to look for another dealer. And so far, that model is working very well.

I have been very impressed with the understanding, because these initial dealers, keep in mind when we first went to China, we needed people that have the knowledge of how to create this kind of a distribution and product support company, who are willing to invest $20 million plus of their own money in an environment where they could not even legally exist, and begin to work with us to stake out the ground, and form the kind of product support infrastructure we think is critical to our business model.

We are not interested in just selling as many units as we can at the lowest price and letting customers go from there. So, this was really important foundational work for us. But, I think Rod Beeler who is in the room and our marketing group in China have worked very hard now to take this big dealer concept that got it started, down to a provincial level with great dealer clarity as to investment expectations, coverage expectations, how we are going to handle non-CAT brands we may bring to there temporarily.

The whole work has been very well thought out. And we have got -- the other impressive thing, some very spectacular senior middle management -- the Chinese nationals coming up on our side, both manufacturing logistics and marketing. And again, of our dealers there, only a dealer in northeast is owned by an interest, and also the managing director is ethnic Chinese. And they are all aggressively developing local management.

But, they have got a basis and a foundation to develop them, because other dealers that are there are basically filling station type selling organizations, don't have any product support, and they sell multiple brands. And there is no -- they are not a partner, and we don't want that kind of dealers. We have no interest in that kind of dealers.

Unidentified Audience Member

Hi, Jim. Could you just talk, in order for you to achieve your financial target, this $8 to $10 per share, can you just sort of walk --? You mentioned execution a lot through your presentation. Sort of -- I am trying to get a feel for what -- what Caterpillar has control over versus the external market? So, how important is the CAT production system, velocity, quality -- all those things that you talked about in order for you to achieve your financial targets of $8 to $10 per share by 2010?

Jim Owens - *Caterpillar, Inc. - Chairman and CEO*

Well, I think they are -- if we were just to get to $8 to $10 per share and didn't improve our operational efficiency, and we got by growing to $65 billion or something, and you ought to probably hammer us for being a highly cyclical company that just rode the wave, and give us the low valuation that we have already got.

I think we are going to demonstrate to you that we can, with modest top line sales growth and maybe big fluctuations in that around the world, deliver extraordinary results through execution. We can dramatically improve -- by improving the quality methods that we have targeted, and then [look at] fundamental price utilizations, which will drop to the bottom line, and I am confident we can get that done.

Inventory reductions will free up close to $5 billion in cash over and above what we might just generate on basically -- the profit and running with the same inventory turns. And these numbers get to be pretty large. So, I think the key to the earnings gotten the right way, are the execution on this CAT production system. It's somewhat disappointing -- we had a drive a few years ago [to] tell our plants, you had to be Class A -- I would like Class A certified.

Most got there in, by getting their stamp [ticked] the wrong way, and they didn't have sustainable performance at that kind of a level. A few that did are doing very well already. So, this is not like something we don't know how to do, this is something we know very well how to do. And some of our divisions are doing extraordinarily well, and many aren't. And we are going to get leadership in place that can deliver these kinds of results in every single business unit.

So, I think the controllable element to take us to the $8 to $10 range share are very much within our grasp, barring a major global recession occurring out there in that timeframe, we will be in that range. I have great confidence. But, the execution is key. And yes, we are doing and we are all working on growing our business too, and our service businesses. And the other thing is having a $20 billion plus services related business in that timeframe is also very important to earnings stability. And on top of that, most of those service businesses have very attractive returns.

Unidentified Audience Member

What about the uncontrollable elements vis-a-vis cost pressures, raw materials pressures?

Jim Owens *- Caterpillar, Inc. - Chairman and CEO*

Well, I think the key there is part of our CAT production system certainly involves both suppliers and dealers. But, on the supplier side, we got a stated goal of reducing about half the number of suppliers we work with on a global scale, simplify some of our products so that we have better scale, and more component commonality across product families, because we got a [little too] economists with independent product managers doing their own things in some cases, driving a proliferation of parts and complexity, and some quality challenges that came from all that.

But, I think by globally shopping, by working with the best suppliers, the key issue here is we have to control our material costs at a level better than any player in our industry. And I would submit, with the largest footprint in the world and the most vertical integration in the world, we are better positioned than any competitor in our business to get that done and [inaudible] in the global purchasing group.

And that's what they are charged with. Ultimately, if everybody's materials cost goes up, then I am confident we can pass it through to the marketplace. If ours goes up less than everybody else's, I am convinced we win. And if it goes up more than everybody else's, we get a new purchasing record. Be fair enough [inaudible]? I am sure that won't happen though.

Unidentified Audience Member

In the US, one thing that we saw was that the dealers had trouble getting products in 2005, in the beginning of 2006 and maybe that [underlined] some extra inventory. Can you talk what's going on in Europe right now and in the rest of the world in that regard?

Jim Owens *- Caterpillar, Inc. - Chairman and CEO*

Well, as I said, my -- I have only been here now for about 24 hours, and most of that I have been [inaudible] with somebody. And most of the dealers and customers I have talked to so far, are their top three issues with Caterpillar right now are availability, availability and availability.

And we got the full court press on to do everything we can to get production ramped up in our facilities in [inaudible] and in Peterlee, and Peterborough, and Leicester and all over the

European theater, trying to do what we can to look at how we can supplement that with production out of United States and Brazil, because there are good opportunities to do that. And working [and Gerard] and I have already met with a couple of our suppliers who, a lot this comes down to if suppliers get their capacity up. And we are doing everything we can to work with them to try to get more capacity.

But there is no question, when the year 2007 ends, we will not have been able to produce enough 3500 and 3600 engines and mining trucks and lot of other things, turbines to meet world demand. So, we are just -- we are working very hard to get as much production increase as we can do, at the same time stressing to our plants, maybe a little bit of a twist, don't be heroic and set production schedules which you can't deliver on.

We got to have the material flow to get the quality right and fixing it after the fact, these problems aren't acceptable. And that's caused us some inventory problems in the first quarter that were -- the internal inventory problems I'm confident will get us through this year, right -- nevertheless. A lot of emphasis on pre-delivery inspections of what's coming in, and post-assembly audits by ourselves and dealers to be sure we get rid of the problems. This caused a little bit of an inventory challenge, but surmountable.

Unidentified Audience Member

Jim, I am not sure if it's just my interpretation, but last year you were very bullish about exceeding 50 billion plus number, you were pushing the envelope. Has your attitude maybe about the US macro environment changed, or is it just -- it's a different day and you are just 45 to 60 billion good?

Jim Owens *- Caterpillar, Inc. - Chairman and CEO*

Well, I think that's a 45 to 60 last year. I said in that range, this is back to the execution question, in that range, no excuses. We are going to deliver 15% to 20% annual growth in earnings per share in that range, 45 to 60. My gut feel is it will be closer to the 60. It was last year it still is. And yes we are going through a significant cyclical correction in the US [inaudible] it was well down in the fourth quarter, well down in the first quarter and rest of the year in the US.

In my view as we can -- the key right now in the US is what the fed does in the last half, we think the fed will take interest rates down. [We think] will recognize the fairly significant weakness that's emerging in the US markets. And I think, if we get the -- which I think is the most likely scenario, soft landing, then we will have terrific global economies in the next few years. But, we will see how that plays out.

Unidentified Audience Member

Thanks.

Jim Owens *- Caterpillar, Inc. - Chairman and CEO*

But I am not more pessimistic.

Unidentified Audience Member

Okay. And could you talk a little bit about, on the changes that are going on internally and the focus on manufacturing. Can you accomplish all you need to accomplish without changing organizational structure, or compensation, or have you done both of those anyway?

Jim Owens - *Caterpillar, Inc. - Chairman and CEO*

Well, we did make a significant change I believe in organizational structure at the beginning of this year. We took -- we split -- for all the core and large products, we split our engineering design groups away from manufacturing.

So, we have one Vice President now for example covering the big three manufacturing plants in Illinois that make our core and large machines, with very strong general managers in place at each place, totally focused on driving the CAT production system deployment in those facilities and getting the safety, quality, velocity piece right.

And two other Vice Presidents whose focus is on the external world, and getting a competitive lineup of the products that's the absolute best in the world. They are in our system the commercial entity, the strategists, if you will, not only do they design products, but they decide where in the world we are going to make it. And they decide the pricing, and they are responsible for growing the profitability of those product families.

So, I think that's a very distinct change in the way we run our business. Any organizational structure is always an art, and it's something we look at and discuss every few months in our executive office group. We need to keep enough stability in it to be sure we deliver results and everybody is accountable, and we maintain accountability for the 2010 goals that we have staked out.

But I think we have done a good job of that, that this was an important truth in that organization [there]. And how we are rolling out the CAT production system, fundamentally, I think is changing a lot of things, the role, our manufacturing group's interface with our global purchasing group; where our product design group's interface within leveraging suppliers to help us more in product design, eliminating the proliferation, the numbers of suppliers, consolidating the supplier base. All of those things involve a different working relationship between, say, our traditional purchasing organization and supply chain management in our operating group.

And at the same side -- on the other side of that equation, we are changing the way -- we are not interested in our marketing group just delivering orders. In fact, we are classifying those orders now as whether it's and end use customer order, it's for -- going into a rental fleet, it's for dealer stock. We are not accepting dealer stock orders for dealers if we feel have appropriate amounts of inventory. This is about fundamentally changing the way we run the railroad. [Inaudible].

So, it's fairly dramatic, little traumatic here and there, but generally speaking, we have got great buying in support across the whole value chain. The suppliers I talk to, dealers I talk to, the devil is in the detail in getting it done, and it's no small task. I try to help my Board understand, it's not something I -- if you pencil out on paper, it looks pretty basic, but taking the organization from what it is today is a solid three year journey. And I look -- the benefits I outlined, I think you will see steadily accruing to us over this three-year period, and if the volume goes along with it, I'm going to be all the happier.

Unidentified Audience

Hi. Your bonds in the EAME were extraordinarily strong in the quarter, your pricing was not, it was up less than 1%. So, one question is, what caused that? And I guess related question is, your global machinery revenues were up 4% or so [extra currency] and your profits were down. So, do you need more pricing ex the US in order to do it, or is that just sort of temporary given that you are ramping up so fast to one market and down the other?

Jim Owens *- Caterpillar, Inc. - Chairman and CEO*

Well, one of the -- one the challenges is certainly we have differential margins around the world. And we have better margins essentially in the Americas, which were -- North and South, which were -- and in particularly North being much weaker than the rest of the world. I would say we have much better price utilization of 1% in the EAME, right [Paul], much better.

But as you look at our worldwide price realization, it was 1% I believe, Mike, is it right -- worldwide, but not in EAME. And so, there are different competitive pressures in different markets and shifting geographic mix has an impact on what's reported as price realization. But would I like more price utilization? As all of my marketing guys would tell you, you bet. I would love more price realization.

But I think we are also -- we announced our price plans coming into the year. They were slightly less [sic more] than 2% up on the year. We felt they were appropriate given the competitive climate. In North America, certainly a lot of our competitors have excess inventory and seem to be even with shortages of product in the world pretty aggressive on price. In the EAME, we have got a fair bit of price competition.

Japanese players have relatively weak end. They are working [inaudible]. And fortunately we have a Japanese manufacturing presence too. I would say we are determined to maintain our market leadership position. In some cases, we have given up a little bit of share for share capacity constraints. I hope we get price realization; it's a bit of a function of what the marketplace allows. So, we are not going to give up share there, it has better price realization in the near term.

Unidentified Audience Member

You mentioned diversified services are going from like 15 billion to 20 billion. Is that organic or acquisition, how much is baked in there as been organic, and if acquisitions, what area are you looking?

Jim Owens *- Caterpillar, Inc. - Chairman and CEO*

Most of it is organic. We have had first of all, explosive growth in [peer] population, both machines, engines and turbines, all of which fuels aftermarket activity, because we generally speaking have at least the first two or three generation relationship. And so, all of those we might view as annuities and that's driving very strong growth in the aftermarket product and related services.

We had made a few small acquisitions in Reman, and we are continuing to find newer products that we can do the remanufacturing, apply remanufacturing principles to and increase its scope. CAT Logistics is growing rapidly, and I would call it organically, but that means when we acquire a new customer, it's almost like an acquisition. A small example, they took over GM Europe parts distribution a year or so ago, it's $100 million in incremental sales.

We took their distribution centers and people. And they are -- so there is more growth of that type coming from CAT Logistics in the near-term future. And CAT Financial, they continue to grow with the portfolio in terms of new lending, but CAT Insurance was growing at a much more rapid pace, as we continue to offer standard insurance related services. And then, Progress Rail, its growth has exceeded our acquisition expectations, last year and this year, looks very strong.

We think we bring some additional strengths to them, particularly leveraging them into international markets, which will be good organic growth for them, and we are kind of going country by country as we look at that. And we bring also a lot of Reman technologies to them. In fact, they bring some to us also.

So, it's a good two-way street here, but I think give us a lot of organic growth potential. So, it's no big -- extraordinary. And we have got some new things coming like the CAT Credit Card in the CAT Financial Group, that I think will continue to leverage our growth in all those spaces.

Unidentified Audience Member

Hi, can you please tell us a bit about what pricing is like on US on-highway engines?

Jim Owens *- Caterpillar, Inc. - Chairman and CEO*

Well, we announced our price increases before the '07 engines were released to the market. I don't think pricing is an issue where we are. The problem is there was a fairly significant pre-buy on the part of fleets in the US, on the part of truck OEM dealers, on the part of truck OEMs. And some of those OEMs that had an international source for engines imported large numbers of engines before the year started.

So, we're building off of '06 engines with lower emission requirements than the '07 standard. The '07 engine had significantly higher cost and a significantly higher price. We will not discount those engines. We will take the demand when it comes, and I am confident it's coming. We are ramping up right now, because basically our customers asked us to build every single engine we could build and we did until midnight on the 31st of December.

So, we are building about 380 a day. We have built [none] in January and February. In March, by March, we had all of our lines switched to the brand new production. Much lower emissions, we have a little higher standard than some of the others, because we don't have a lot of tradeoff with pick up truck engines and other things. But, I think we have a terrific product.

We don't have any comprising fuel economy [and work], it costs more. and we are going to sell as many as the industry would like, and I think we would be able to build them. So, that production, and I think Doug spent quite a bit of time on this in our conference call on Friday, but we are now in the process of ramping that schedule up about as fast as we can ramp it up given the supply base, and the lack of good advanced notice.

But, we will be there to support our customers who want those engines this year. And I think the outlook and the promise for those engines in the latter half of '07, '08, '09 are quite promising. Yes, please [get] the microphone.

Unidentified Audience Member

Just following on the topic of the engines, strategically, when you look out, whatever, three, five years or so, it seems that a lot of -- the vertical integration in the sector is pretty apparent. Strategically, where do you want to position yourself in that segment?

Jim Owens - *Caterpillar, Inc. - Chairman and CEO*

Well, I would say -- you mean North American on-highway? Subject we have given a lot of thought to, and are still giving a lot of thought to, and I don't have anything to announce. But, it's unlikely we are going to make trucks and we are going to have a very clear path in understanding how we are going to compete in that business.

Fortunately, we have got a very, very strong engine business, in terms of power generation and marine and in other industrial, and our own captive needs, and we are not going to do anything stupid. I am looking after our shareholders, and I am going to be sure we have a solid basis to do that. So, we are considering a lot of alternatives right now, and when we get something to announce, we will announce it.

Unidentified Audience Member

You have got a very positive view in the global economy over the next ten years. And I think, in fact it's probably the most positive view I've heard anybody voice, -- some commentators who say that -- we had pretty good run of things. Can you just talk us through what makes your view different from perhaps from some [more various] people?

And can you talk a little bit about how that affects the dynamics of the organization, if they got their [foot] flat in the floor heading for this acceleration in GDP growth, and it doesn't turn out quite that well? Do you have a Plan B?

Jim Owens - *Caterpillar, Inc. - Chairman and CEO*

We probably have a slightly more optimistic view than most people and let me come back to that. To the flat to the floor, we went into '07, we put out our business plans together back in the fall of '06, recognizing that the US was going to really hit the wall in two key industries that represent $5 billion plus of top line sales for us. We thought they would be up 30% to 40%. We said that going into the year and they are.

And we weren't sure about how strong rest of world would be. We actually pushed very hard on our business units at the beginning of the year to put a cost structure in place to hold profitability on flat sales. For a company our size, it's been moving straight up. That is a pretty tall order. And we had a pretty [peak meshing] business plan put together, but we got one put together and we got a good leadership team, everybody embraced that idea.

As the year now has unfolded, we have encouraged our business units to put in what they think they can really sell, some of that supply [constraint], we have never cut back on capacity where we had a strong order book, I might add. But -- so we are managing to, while we have got short downturns in on-highway truck engines, we're virtually sold out of every large engine we can build for the year.

While we have got downturns in North America for BCP products, we are sold out of those in most of rest of the world. So, all in all these things as we go through. So, I think we have [inaudible] as one of our critical success factors, and some analysts accuse me of paying too much attention to that. But we are very attuned to the fact that we've got to stay nimble, we got to have a cost structure that allows us to rip out a lot of cost on very short notice, and at the same time, hire very talented people.

We got to grow our business, and we got to be positioning ourselves for leadership and higher [inaudible], and I think we are doing both the above. On the -- I see the global economy this way, I think the Asian economies have of course grown spectacularly. We went through a period of -- Japan, keep in mind, in the last decade or so went through a 12-year recession, and Europe has been in a total funk with very high unemployment and underachieving in terms of economic realization for more than a decade, and huge underinvestment in that space.

In the meantime, we kind of -- this whole rally was sparked by finally getting a twin engine for the global economy. For a long time, after Germany fell away, the US was kind of the engine. And so, we were puttering on a single engine plane in my view. China finally got to enough size and critical mass that all of a sudden, it kicked in we have a twin-engine plane. So, the post-Asian crisis, keep in mind, commodity markets dropped horrifically.

In 2002, global mining was at a 25 year low -- 25 year low. So with the Chinese economy getting up to critical mass, more intra-regional trade across the Asian theater, more market driven -- I was with Alan Greenspan the other day, he attributes all of this by the way, with fall of the Berlin Wall, and how many more people came into market driven economy in recent years, and that is causing a fundamental shift.

And I would add to the more market based, because now we have basically Eastern Europe and the CIS, India and China, all now more market based that they have ever been before. And that has led to stronger commodity markets, which is fueling the oil and gas revenue and all of the major commodities are fueling the coffers of emerging markets around the world, so there is tremendous liquidity out there.

We have recognized certainly in this three year period, there is a shortage of infrastructure, road capacity, port capacity, airport capacity, just to accommodate the growth that's been occurring in international trade. Almost across the spectrum, you can look at it say and we are -- our resources -- our natural, our infrastructure base is severely strained in almost all these areas, and is non-existent in most of the emerging markets, we are investing in it. But that investment's got to come globally.

So I think we can make in productivity growth enabled by the IT revolution is alive and well and with us. So, today, we have got a world that's got among the lowest inflation we had ever had globally, among the best liquidity, lowest interest rates, largely not running big budgetary deficits. Even US, which people [inaudible] about, our GDP deficit as a percent of GDP is small and readily funded.

So, I mean, I see a world that looks, barring some cataclysmic outbreak of war, likely to grow at about 0.5% better. I have gutted this, I have taken my economics group to Washington, and we kind of chatted with the Institute for International Economics Peterson Institute, the Board I am on, and they would -- they aren't quite as optimistic as us, but almost, and they view it as plausible.

But I think, particularly in the sectors that we serve, natural resource development, oil and gas, Canadian Oil Sands, energy development, big infrastructure, I see a very, very solid intermediate term outlook, and that's the next three to ten years for our kind of business.

Unidentified Audience Member

Just a quick one, You talked about margins in the U.S. sort of historically being highest. Can you see a path to getting the European margins, for example, up to US levels over time?

Jim Owens *- Caterpillar, Inc. - Chairman and CEO*

[Inaudible] I think it's a function of the relative market strength. And in Europe, there are a lot of competitors, lot of regional competitors who don't compete all over, our relative position compared to all the other players is we are number one in the Europe, Africa, Middle East theater, but we are number two, three or four everywhere and number one in a few places. And there are a lot of other players in the individual markets that are pretty strong.

It just gives you less pricing maneuvering room. And on the scale of things, I think selectively around the Europe, Africa, Middle East theater, we have dealers that are very strong, very strong customer relationships and very strong market shares in selected markets, and our margin there are as good as they are anywhere else in the world.

But, for the larger -- smaller building construction type distributors business, we have less dealer loyalty strength, and less market share of pricing positions in the European theater than we do in the Americas, North and South. And the same would be true in Asia, not for all products, but for say the excavator product line, which there are a gazillion competitors, Japanese, Korean, American, everybody. And so, I think it's -- some products essentially are -- the world prices largely the same and the world margins are likely the same.

Unidentified Audience Member

And then, a quick follow-up, you have sort of taken the lead I think in working with business leaders on environmental issues, and working on things I think you are trying to go towards a cap in trade, I don't want to put words in your mouth.

But I am interested in that because so much of your business seems to rely on extraction of raw materials. And it seems like that's an area where more regulations likely would be happening, and we may actually see some headwind to some of these end markets with respect to commodities extraction processing, and I am just wondering how you kind of square that?

Jim Owens *- Caterpillar, Inc. - Chairman and CEO*

Well, let me -- US cap, which is one of the proposals we have kept in trade, I think the reality is, it's going to -- there's probably going to be a climate change related legislation. And we felt that it would be darn helpful to have a seat at the table to be able to think about how a cap in trade system might work.

How it would affect global competitiveness of US firms. How it would affect the coal industry and its ability to develop clean coal technologies. How energy efficiency plays in people's thought process, because quite frankly, energy efficiency is a big part of the greenhouse gas equation.

China, for example, today per dollar GDP they use 5X than the energy we used in the United States in 1970, so huge energy efficiency improvement opportunities. I think it would save them 17 million barrels a day, just to get to the US level of 1970. And the US isn't very good, by the way. It was about 20% worse than Europe or Japan in the energy efficiency per dollar GDP, mainly because we have cheap energy, at the pump, at the utilities.

So, all of these things have to play into the equation in terms of thinking about the environment, about global competitiveness and where the manufacturing industry is located. So, for all those reasons, we thought it was responsible for us as a corporate leader to play in this game, and try to shape some good legislation in the United States.

We need to come to the party on climate change, and we need to pull in India and China and some of the other countries that weren't part of this. That's one. Number two, I think we are a very environmentally responsible company, we run our operations worldwide with the same energy and water efficiency, best-in-class, world class, and I think that's way responsible companies are to run their facilities.

We've got a lot to be proud of in that space. We've worked on reducing our own greenhouse emissions -- gas emissions, in fact, in order to hit our 2010 target. So, we've got a lot to be proud of in that space. We set targets, and we worked with NGOs on those.

We did do this for selfish reasons because we want to help our image, because like you, people think, the extractive industry bad. Well, the economy can't grow without energy, and it can't grow without minerals. And the question is, how do you extract them, and how you restore the environment after you take them away?

I mean, I've been up to the Canadian Oil Sands, and it's almost like strip mining, but they are taking the sands out, extracting the oil, and putting the ground back and creating a little rolling tundra and the buffalo are running right on it. So, it can be done the right way, or it can be done the wrong way. And the good thing about it is, from our selfish corporate interest, if you got to put it all back the right way, you almost have to move twice as much dirt, and we are there to help.

Unidentified Audience Member

I know I am the only guy in the room that doesn't like the heavier dependence on the use of cash for stock repurchases. So the question I guess is, given the fact that you have been successful, both in acquisitions, product adjacencies, leveraging your dealership, new product development, I look at the continent of Africa, I don't understand why you can't reinvest more of the money at higher rates of return and just buy back your own shares.

Jim Owens *- Caterpillar, Inc. - Chairman and CEO*

Well, I would say we are looking, and I challenge our manufacturing product design groups all the time to bring us great ideas. Because I think we can and afford to invest in all of the really good ideas that we have, that we are confident we know how to manage.

But I would say, and this is a fair criticism, we are sensitive to the fact that we can only invest so much so fast with so much prudent cost structure and do it well, and still manage to manage our business to deliver the kind of return expectations that I have laid out for all of you, and to be sure we don't get more cyclical.

And so, that is a factor in our thought process also. In other words, we want to manage our growth in a way that use earnings per share growth over time, that leaves us the cyclical flexibility to downsize where we need to. And I think that's probably -- I don't know how much lower our multiple could go, but it might go lower, if we didn't do this well. I think we are doing this pretty well in a responsible way, but we are funding all the good ideas. I can assure you I haven't passed that one yet, that I thought was spectacular.

Unidentified Audience Member

One clarification which I think would help all of us and may help your multiple as well. Can you tell us the percent of operating profit in North America? Because I think that that would be important for us to have a sense of how much damage could happen from some of the end markets.

Jim Owens *- Caterpillar, Inc. - Chairman and CEO*

No. One of the things -- it's a good question. One of the things I emphasize even to the Board is -- and I think is one of the real keys to our success, if you think about us as a corporation, we are divided into largely economist business units and some of those are parts of the same vertical chain, some of them are totally economist businesses.

We have very high level of -- and these are geographic responsibilities, as well as product responsibilities, we set very high expectations for those managers being responsible for managing their business and delivering accountable profit results. And that really empowers the cast of thousands involved in this, and we are not sitting up at the top trying to wave some magic wand and get it done.

It's very responsible system I think, and it gives me a lot of confidence that we understand where the competitive pressures are, we understand where we have cost problems and don't, because we try to make market base transfer prices between our business units, and it empowers them to think about how to grow their business. And it's really a – I've had Board members say, let me see what your consolidated P&L costs are going to be.

Well, I'll show you that, but it's not really how we manage the company. I manage the company by business unit, by business unit, by business unit. And if we maximize results there, and we roll this thing out and look at this top line, and we kind of have a top-down and bottoms-up view of this thing at all times. And that's why I am certainly not more pessimistic about the 50, if anything, it wants to be higher. And I am certainly very optimistic about what the execution will deliver in terms of bottom line results.

Unidentified Audience Member

And then, my real question is, do you think the asset base of the company is in shape to push toward your 2020 goals, is there are a lot of investments that have to be made there?

Jim Owens *- Caterpillar, Inc. - Chairman and CEO*

No, not a lot. My guess is that we will have a couple of years around 2 billion CapEx and then it will wind back down just in the different core businesses, because we are adding now quite a bit of capacity, in terms of new assembly capacity in the Asia-Pacific theater.

We are adding component capacity. We are working with suppliers, most of that investment will be theirs, and they are investing as much or more than we are probably, but we are -- we are giving them the opportunity and they are making big investments, so dealers are making big investments. And we are going to improve our throughput and productivity with the CAT production system. So, I look for our CapEx appetite to wane a little bit in another two years, but -- unless we find big new opportunities.

Unidentified Audience Member

Just a follow-up to the first question. If the global economy reaccelerates into 2008, and it's going to take you three years to complete your CAT manufacturing implementation, then I guess another way of asking -- of us asking is, what kind of incrementals can you get along in the way, or are we back facing 2004/2005 scenario again?

Jim Owens *- Caterpillar, Inc. - Chairman and CEO*

Well, I -- no, no, no, I expect to get a third of those benefits this year, and a third next year --. And so I am looking at it a third, a third, a third, not three years out loaded, A). B) we are making lot of investments, we are making very substantial investments in, for example, incremental capacity for large engines. Some of that will be available and come into market at the end of this year.

So, these things are all staggered. We've got new production lines that will be kicking in this year for our M-Series Motor Graders or our C-Series Skid Steers. So we are getting some substantial increments to capacity starting in the latter half of this year that will help next year, and more as we go out. Okay, I think -- thank you all, again very much. Please spend some time out there looking at our exhibit, talking to our people, I think you'll find it pretty interesting. Thank you, very much.